mexus gold us

January 12, 2011

Brian K. Bhandari
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Washington, D.C. 20549

Re:           Mexus Gold US
PCAOB Deregistration Letter – Larry O’Donnell, CPA, P.C.
File No. 0-52413

Dear Mr. Bhandari:

Please allow this to respond to your letters of December 28, 2010 and January 7, 2011.

As requested, we have amended our Form 8-K to include the following language:  “Effective December 14, 2010, the Public Accounting Oversight Board (“PCAOB”) revoked the registration of O’Donnell.”

In addition, the Company intends to re-audit any financial statements audited by Mr. O’Donnell using the Company’s current auditor.

We hope the foregoing has been responsive to your request.  Should you have any comments or questions, please do not hesitate to contact the undersigned.  Thank you.

Best regards,

Mexus Gold US

                    /s/ Paul D. Thompson
Paul D. Thompson
President

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